Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2020 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - August 6, 2020) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and six months ended June 30, 2020. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended June 30, 2020 and 2019
For the three months ended June 30, 2020, the Company had net income of $143.9 million, or $2.63 basic and $2.40 diluted earnings per share. For the three months ended June 30, 2020, the Company had an adjusted net income (see Non-IFRS Measures section below) of $144.3 million, or $2.63 basic and $2.40 diluted earnings per share, which excludes from net income a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
For the three months ended June 30, 2019, the Company's net loss was $29.7 million, or $0.62 basic and diluted loss per share. There were no Non-IFRS adjustments to the net loss for the three months ended June 30, 2019.
Results for the six months ended June 30, 2020 and 2019
For the six months ended June 30, 2020, the Company had net income of $190.6 million, or $3.48 basic and $3.21 diluted earnings per share. For the six months ended June 30, 2020, the Company had an adjusted net income (see Non-IFRS Measures section below) of $190.9 million, or $3.49 basic and $3.21 diluted earnings per share, which excludes from net income a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
For the six months ended June 30, 2019, the Company had a net loss of $15.2 million, or $0.32 basic and diluted loss per share. For the six months ended June 30, 2019, the Company’s adjusted net loss (see Non-IFRS Measures section below) was $15.0 million, or $0.31 basic and diluted loss per share, which excludes from the net loss a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
Declaration of Dividend
On August 5, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about September 29, 2020 to all shareholders of record as of September 9, 2020 (the record date). As of August 5, 2020, there were 58,807,747 common shares of the Company outstanding.

Summary of Second Quarter and Other Recent Significant Events

•
Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted pool voyages and time charters for the Company's vessels thus far in the third quarter of 2020 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Pool	Average daily TCE revenue	% of Days
LR2	$22,500	49%
LR1	$22,000	53%
MR	$15,300	45%
Handymax	$12,000	52%

•	Below is a summary of the average daily TCE revenue earned by the Company's vessels in each of the pools during the second quarter of 2020:

Pool	Average daily TCE revenue
LR2	$47,064
LR1	$35,794
MR	$21,808
Handymax	$17,698

•
The Company's strong second quarter results, coupled with the repayment of debt, have resulted in the Company's net debt position decreasing by $228.8 million from $3.1 billion at March 31, 2020 to $2.9 billion at August 5, 2020.

•
The Company is in discussions with a group of financial institutions to refinance the existing debt on eight of its vessels which, if consummated, is expected to increase the Company’s liquidity by an additional $80 million, after the repayment of existing debt.  These refinancings are expected to be agreed in the next few months, and the drawdowns are expected to occur before the end of 2020.

•	In July 2020, the Company repurchased $13.8 million aggregate principal amount of its Convertible Notes due 2022 at an average price of $882.23 per $1,000 principal amount, or $12.2 million.

•
In May 2020, the Company's Senior Unsecured Notes due May 2020 matured and the outstanding principal balance of $53.8 million was repaid in full. Subsequently in May 2020, the Company issued $28.1 million aggregate principal amount of 7.0% senior unsecured notes due June 30, 2025 (the "Senior Notes due 2025") in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters' option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.

•
In May 2020, the Company executed a credit facility for up to $225.0 million with a group of European financial institutions (the "2020 $225.0 Million Credit Facility"). The Company drew $101.2 million from this facility in June 2020, and the proceeds were used to refinance the existing debt on four LR2s that were previously financed under the ABN AMRO Credit Facility, which was scheduled to mature during the third quarter of 2020. The remaining availability under this credit facility is expected to be used to refinance the existing debt on five of the Company's vessels and scrubbers on two LR2s.

•
In May 2020, the Company executed an agreement to upsize its $179.2 million credit facility with ING Bank N.V. to $251.4 million. The upsized portion of this facility was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels, which were previously financed under the KEXIM Credit Facility.

•
Based upon the commitments received to date, which include the remaining availability under the 2020 $225.0 Million Credit Facility and certain financing transactions that have been previously announced, the Company expects to raise approximately $56 million of aggregate additional liquidity (after the repayment of existing debt) once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as several of these financings are tied to scrubber installations on the Company’s vessels.

•
In April 2020, the Company reached an agreement with its counterparty to postpone the purchase and installation of scrubbers on 19 of its vessels. The installation of these scrubbers is now expected to begin not earlier than 2021.

Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2022, which were issued in May and July 2018, were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $3.8 million and $7.6 million, respectively, during the three and six months ended June 30, 2020 were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and six months ended June 30, 2020, the Company's basic weighted average number of shares were 54,827,479 and 54,747,345, respectively. For the three and six months ended June 30, 2020, the Company's diluted weighted average number of shares were 56,318,815 and 56,525,701 (which includes the potentially dilutive impact of unvested shares of restricted stock and excludes the impact of the Convertible Notes due 2022), respectively, and 61,593,958 and 61,801,095, respectively, under the if-converted method. Given the Company's results for the three and six months ended June 30, 2020, earnings per diluted share were calculated under the if-converted method as the result of this calculation was dilutive.
Novel Coronavirus (COVID-19)
Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets (including oil).
While the reduction of economic activity significantly reduced global demand for oil and refined petroleum products, the extreme volatility in the oil markets and the steep contango that developed in the prices of oil and refined petroleum products resulted in record increases in spot TCE rates as an abundance arbitrage and floating storage opportunities opened up.  These conditions persisted for most of the second quarter of 2020 but began to abate in June 2020 as the underlying oil markets stabilized.
The Company expects that the future impact of the ongoing COVID-19 pandemic and the uncertainty in the demand for oil and refined petroleum products will continue to cause volatility in the commodities markets.  The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2020 and beyond. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, and Convertible Notes due 2022, which were issued in May and July 2018.
In July 2020, the Company repurchased $13.8 million aggregate principal amount of its Convertible Notes due 2022 at an average price of $882.23 per $1,000 principal amount, or $12.2 million.  No other securities were repurchased under this program during the second quarter of 2020 and through the date of this press release.
As of the date hereof, the Company has repurchased a total of $140.6 million of its securities under the Securities Repurchase Program and has the authority to purchase up to an additional $109.4 million of its securities. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
At the Market Offering Program
In June 2020, the Company sold an aggregate of 137,067 of its common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million under its previously announced “at the market” offering program pursuant to which the Company may sell up to $100 million of its common shares. There is $97.4 million of remaining availability under this program as of August 5, 2020.

Conference Call
The Company has scheduled a conference call on August 6, 2020 at 9:30 AM Eastern Daylight Time and 3:30 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 7309339
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/yaoh87zz
Current Liquidity
As of August 5, 2020, the Company had $285.7 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber and ballast water treatment system activity that occurred during the second quarter of 2020 and that is in progress as of July 1, 2020:

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs ($ in millions) (1)	Aggregate Off-hire Days in Q2 2020
Completed in the second quarter of 2020
LR2	8	7	3	8	$36.3	335
LR1	2	—	—	2	6.0	12
MR	6	3	3	6	22.8	214
Handymax	—	—	—	—	—	—
	16	10	6	16	$65.1	561

In progress as of July 1, 2020
LR2	2	1	1	2	$7.4	75
LR1	—	—	—	—	—	—
MR	5	3	3	5	18.5	126
Handymax	—	—	—	—	—	—
	7	4	4	7	$25.9	201

(1)
Aggregate costs for vessels completed in the quarter represent the total costs incurred, some of which may have been incurred in prior periods. Aggregate costs for vessels in progress as of July 1, 2020 represent the total costs incurred through that date, some of which may have been incurred in prior periods.

Set forth below are the estimated expected payments to be made for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2020 (which also include actual payments made during the second quarter of 2020 and through August 5, 2020):

In millions of U.S. dollars	As of August 5, 2020 (1) (2)

Q3 2020 - payments made through August 5, 2020	$11.9
Q3 2020 - remaining payments	25.8
Q4 2020	15.1
FY 2021	41.3
FY 2022	48.9

(1)
Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

(2)
Based upon the commitments received to date, which include the remaining availability under the 2020 $225.0 Million Credit Facility and certain financing transactions that have been previously announced, the Company expects to raise approximately $56 million of aggregate additional liquidity (after the repayment of existing debt) once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as several of these financings are tied to scrubber installations on the Company’s vessels.

Set forth below are the estimated expected number of ships and estimated expected off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (1):

	Q3 2020
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	4	—	6	282
LR1	—	—	1	48
MR	1	1	3	188
Handymax	—	—	—	—

Total Q3 2020	5	1	10	518

	Q4 2020
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	1	50
LR1	1	—	—	20
MR	—	—	—	39
Handymax	—	—	—	—

Total Q4 2020	1	—	1	109

	FY 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	12	—	1	280
LR1	11	—	—	220
MR	—	—	8	293
Handymax	—	—	—	—

Total FY 2021	23	—	9	793

	FY 2022
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	5	—	—	100
LR1	—	—	5	200
MR	11	5	5	402
Handymax	—	—	—	—

Total FY 2022	16	5	10	702

(1)
The number of vessels in these tables reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

(2)
Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period.

(3)	Represents total estimated off-hire days during the period, including vessels that commenced work in a previous period.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of March 31, 2020	Drawdowns and (repayments), net	Outstanding Principal as of June 30, 2020	Drawdowns and (repayments), net	Outstanding Principal as of August 5, 2020
1	KEXIM Credit Facility (3) (8)	$140,191	$(78,033)	$62,158	(1,092)	$61,066
2	ABN AMRO Credit Facility (7)	89,816	(89,816)	—	—	—
3	ING Credit Facility (3)	128,254	68,941	197,195	2,181	199,376
4	2018 NIBC Credit Facility (1)	30,813	2,318	33,131	(1,032)	32,099
5	2017 Credit Facility	128,183	(3,316)	124,867	—	124,867
6	Credit Agricole Credit Facility	88,586	(2,142)	86,444	—	86,444
7	ABN AMRO / K-Sure Credit Facility	44,716	(963)	43,753	—	43,753
8	Citibank / K-Sure Credit Facility	93,129	(2,104)	91,025	—	91,025
9	ABN / SEB Credit Facility (9)	100,450	374	100,824	1,633	102,457
10	Hamburg Commercial Credit Facility (2)	41,355	606	41,961	—	41,961
11	Prudential Credit Facility	54,538	(1,386)	53,152	(924)	52,228
12	2019 DNB / GIEK Credit Facility	31,850	(979)	30,871	—	30,871
13	BNPP Sinosure Credit Facility (8)	42,096	22,790	64,886	—	64,886
14	2020 $225.0 Million Credit Facility (7)	—	101,200	101,200	—	101,200
15	Ocean Yield Lease Financing	146,815	(2,715)	144,100	(937)	143,163
16	CMBFL Lease Financing	55,836	(1,227)	54,609	—	54,609
17	BCFL Lease Financing (LR2s) (10)	91,123	(2,086)	89,037	1,045	90,082
18	CSSC Lease Financing	224,889	(4,327)	220,562	(1,442)	219,120
19	CSSC Scrubber Lease Financing	9,604	(1,372)	8,232	(457)	7,775
20	BCFL Lease Financing (MRs) (10)	84,964	(2,932)	82,032	958	82,990
21	2018 CMBFL Lease Financing (4)	123,900	7,596	131,496	—	131,496
22	$116.0 Million Lease Financing (10)	104,322	(1,784)	102,538	5,043	107,581
23	AVIC Lease Financing	124,361	(2,948)	121,413	—	121,413
24	China Huarong Lease Financing	120,375	(3,375)	117,000	—	117,000
25	$157.5 Million Lease Financing	134,407	(3,536)	130,871	—	130,871
26	COSCO Lease Financing	74,525	(1,925)	72,600	—	72,600
27	IFRS 16 - Leases - 7 Handymax	10,071	(3,279)	6,792	(794)	5,998
28	IFRS 16 - Leases - 3 MR	42,430	(1,813)	40,617	(593)	40,024
29	$670.0 Million Lease Financing	601,447	(15,306)	586,141	(5,129)	581,012
30	Unsecured Senior Notes Due 2020 (5)	53,750	(53,750)	—	—	—
31	Unsecured Senior Notes Due 2025 (6)	—	28,100	28,100	—	28,100
32	Convertible Notes Due 2022	203,500	—	203,500	(12,205)	191,295
	Gross debt outstanding	$3,220,296	$(49,189)	3,171,107	$(13,745)	$3,157,362
	Cash and cash equivalents	119,825	—	250,592	—	285,665
	Net debt	$3,100,471	$(49,189)	$2,920,515	$(13,745)	$2,871,697

(1)    In April 2020, the Company drew $3.1 million from its upsized $35.7 million loan facility to partially finance the purchase and installation of scrubbers on two vessels. The upsized portion of this facility matures in June 2021, bears interest at LIBOR plus a margin of 2.50% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel, with a balloon payment due at maturity.
(2)    In April 2020, the Company drew $1.4 million from its Hamburg Commercial Bank Credit Facility to partially finance the purchase and installation of a scrubber on one of its vessels. This drawdown reflects the remaining availability under this facility. All tranches (including those previously drawn) of the Hamburg Commercial Bank Credit Facility mature in November 2024, bear interest at LIBOR plus a margin of 2.25% per annum and are expected to be repaid in equal quarterly installments of approximately $0.8 million in aggregate, with a balloon payment due at maturity.
(3)    In May 2020, the Company executed an agreement to upsize its $179.2 million credit facility with ING Bank N.V. to $251.4 million. This upsized portion of this facility of $72.1 million was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels which were previously financed under the KEXIM Credit Facility. The Company repaid $60.2 million on the KEXIM Credit Facility as part of this transaction.
The upsized loan has a final maturity of five years from the initial drawdown date, and bears interest at LIBOR plus a margin. The upsized portion of the loan is scheduled to be repaid in equal quarterly installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to the Company’s existing credit facilities.
In July 2020, the Company drew an aggregate of $3.3 million under the scrubber portion of the facility to partially finance the purchase and installation of scrubbers on two MRs and one LR2 that are currently part of this arrangement. The drawdowns of approximately $1.1 million per vessel bear interest at LIBOR plus a margin of 1.95%. One MR will be repaid in seven quarterly principal payments of approximately $0.1 million with the balance due upon maturity in June 2022. The other two vessels will be repaid in two quarterly principal payments of approximately $0.7 million in aggregate with the balance due upon maturity in March 2021.
(4)    In May 2020, the Company drew an aggregate of $10.1 million under the scrubber portion of its 2018 CMB Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum and will be repaid in quarterly principal payments of approximately $0.1 million per vessel.
(5)    In May 2020, the Company's Senior Unsecured Notes due May 2020 matured and the outstanding principal balance of $53.8 million was repaid in full.
(6)    In May 2020, the Company issued $28.1 million aggregate principal amount of Senior Notes due 2025 in an underwritten offering. This amount includes $3.1 million related to the partial exercise of the underwriters' option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and expenses.
(7)    In May 2020, the Company executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions. In June 2020 the Company drew $101.2 million from this facility to refinance the existing debt on four LR2s that were previously financed under the ABN AMRO Credit Facility (which was scheduled to mature during the third quarter of 2020). The Company repaid $87.7 million on the ABN AMRO Credit Facility as part of this transaction. The remaining availability under this credit facility is expected to be used to refinance the existing debt on five of the Company's vessels and scrubbers on two LR2s.
This facility has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is expected to be repaid in equal quarterly installments of approximately $0.6 million per vessel per quarter with a balloon payment due at maturity.  The remaining terms and conditions, including financial covenants, are similar to the Company’s existing credit facilities.
(8)    In June 2020, the Company drew $24.9 million under its BNPP Sinosure Credit Facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of its LR2 product tankers which was previously financed under the KEXIM Credit Facility. The Company repaid the outstanding debt of $17.8 million on the KEXIM Credit Facility related to this vessel as part of this transaction.
A total of approximately $67.0 million has been drawn and there is $67.0 million of remaining availability under the BNPP Sinosure Credit Facility. Each drawdown is split evenly into two facilities, (i) a commercial facility (the "Commercial Facility"), and (ii) a Sinosure facility (the "Sinosure Facility"), which is being funded by the lenders under the Commercial Facility and insured by the China Export & Credit Insurance Corporation ("Sinosure").  The BNPP Sinosure Credit Facility is split into 70 tranches each of which represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair market value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at

LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The remaining availability under this loan facility is available for en bloc drawdowns on September 15, 2020, December 15, 2020 and March 15, 2021. The Sinosure Facility is expected to be repaid in 10 equal semi-annual installments and the Commercial Facility is expected to be repaid at the final maturity date of the facility, or October 2025.
(9)    In June 2020, the Company drew $3.2 million from its upsized ABN/SEB Credit Facility to partially finance the purchase and installation of scrubbers on two vessels. The upsized portion of this facility matures in June 2023, bears interest at LIBOR plus a margin of 2.60% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel, with a balloon payment due at maturity.
In July 2020, the Company drew an additional $1.6 million to partially finance the purchase and installation of a scrubber on one of the vessels covered by the facility under the same terms.
(10)    In April 2020, the Company executed agreements to increase the borrowing capacities of several of its lease financing arrangements by up to $1.9 million per vessel, the proceeds of which are to be used to partially finance the purchase and installation of scrubbers on certain vessels. Three vessels are under the BCFL Lease Financing (LR2s) arrangement, five vessels are under the BCFL Lease Financing (MRs) arrangement, four vessels are under the $116.0 Million Lease Financing arrangement and three vessels are under the IFRS-16 - Leases - 3 MR arrangement for an aggregate of fifteen vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, the Company drew an aggregate of $9.4 million on these agreements to partially finance the purchase and installation of scrubbers on five vessels as follows: (i) $1.8 million on one vessel under the BCFL Lease Financing (LR2s) arrangement; (ii) $1.9 million on one vessel under the BCFL Lease Financing (MRs) arrangement; and (iii) $5.7 million on three vessels under the $116.0 Million Lease Financing arrangement.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of June 30, 2020, which includes principal amounts due under secured credit facilities, Convertible Notes due 2022, lease financing arrangements, the Senior Notes due 2025, and lease liabilities under IFRS 16 (which also include actual payments made during the second quarter of 2020 and through August 5, 2020):

In millions of U.S. dollars	As of June 30, 2020 (1)
Q3 2020 - principal payments made through August 5, 2020	$28.0
Q3 2020 - remaining principal payments	49.6
Q4 2020	74.1
Q1 2021 (2)	156.9
Q2 2021 (3)	99.8
Q3 2021	66.6
Q4 2021	70.0
2022 and thereafter	2,626.1
$3,171.1
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of June 30, 2020 and do not incorporate the impact of any of the Company’s new financing initiatives which have not closed as of that date.

(2)
Repayments include the maturities of the Company's KEXIM Credit Facility for $57.9 million and two tranches of the ING Credit Facility for $29.6 million. As of the date of this press release, the Company has received commitments to refinance the amounts borrowed on the KEXIM Credit Facility (the timing of this refinancing may be impacted by the timing of installations of scrubbers on certain vessels). The Company expects to commence refinancing discussions on the ING Credit Facility during the fourth quarter of 2020.

(3)
Repayments include the maturity of the Company's NIBC Credit Facility for $30.0 million. The Company expects to commence refinancing discussions on the NIBC Credit Facility during the fourth quarter of 2020.

Explanation of Variances on the Second Quarter of 2020 Financial Results Compared to the Second Quarter of 2019
For the three months ended June 30, 2020, the Company recorded net income of $143.9 million compared to net loss of $29.7 million for the three months ended June 30, 2019. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended June 30, 2020 and 2019:

	For the three months ended June 30,
In thousands of U.S. dollars	2020	2019
Vessel revenue	$346,239	$150,805
Voyage expenses	(2,906)	(1,328)
TCE revenue	$343,333	$149,477

•
TCE revenue for the three months ended June 30, 2020 increased by $193.9 million to $343.3 million, from $149.5 million for the three months ended June 30, 2019. Overall average TCE revenue per day increased to $29,693 per day during the three months ended June 30, 2020, from $14,348 per day during the three months ended June 30, 2019.

During the second quarter of 2020, travel restrictions and other preventive measures to control the spread of the COVID-19 pandemic resulted in a precipitous decline in oil demand. A lack of corresponding production and refinery cuts resulted in a supply glut of crude oil and refined petroleum products, which was exacerbated by extreme oil price volatility brought on from the Russia-Saudi Arabia oil price war. This oversupply of petroleum products resulted in a steep contango in oil prices which led to an abundance of arbitrage opportunities of both crude and refined petroleum products and record floating storage.  These market conditions, which began in March 2020, drove spot TCE rates to record levels resulting in the second quarter of 2020 being the Company's most profitable quarter in its history. In June 2020, the oil markets began to stabilize as global economies slowly re-opened, thus limiting arbitrage opportunities and resulting in the drawdown of accumulated inventories. Consequently, trading volumes and spot TCE rates decreased towards the end of the second quarter and have remained at lower levels through the date of this press release.
The increase in TCE revenue in the second quarter of 2020 as compared to the second quarter of 2019 was also affected by an increase in the number of the Company's vessels to an average of 136.8 operating vessels during the three months ended June 30, 2020 from an average of 119.0 operating vessels during the three months ended June 30, 2019, which was primarily the result of the Company's acquisition of leasehold interests in 19 vessels (11 MRs, four LR2s, and four MRs then under construction) from Trafigura Maritime Logistics Pte. Ltd. in September 2019 (the "Trafigura Transaction"). Three of the MRs acquired that were then under construction were delivered in the first quarter of 2020.

•
Vessel operating costs for the three months ended June 30, 2020 increased by $11.0 million to $79.8 million, from $68.8 million for the three months ended June 30, 2019. This increase was primarily due to the Trafigura Transaction. Three of the MRs acquired that were then under construction were delivered in the first quarter of 2020 and thus operated for the entirety of the second quarter of 2020. Vessel operating costs per day remained largely consistent, increasing slightly to $6,407 per day for the three months ended June 30, 2020 from $6,351 per day for the three months ended June 30, 2019.

•
Depreciation expense - owned or sale leaseback vessels for the three months ended June 30, 2020 increased by $3.7 million to $48.1 million, from $44.4 million for the three months ended June 30, 2019. The increase was due to the Company's drydock, scrubber and ballast water treatment system installations that have taken place over the preceding 12-month period. Depreciation expense in future periods is expected to increase as the Company continues the installation of ballast water treatment systems and/or scrubbers on certain of its vessels in 2020 and beyond. The Company expects to depreciate the majority of the cost of this equipment over each vessel's remaining useful life.

•
Depreciation expense - right of use assets for the three months ended June 30, 2020 increased by $7.7 million to $13.4 million from $5.9 million for the three months ended June 30, 2019. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. Right of use asset depreciation expense increased as a result of the Trafigura Transaction. Three of the MRs acquired that were then under construction were delivered in the first quarter of 2020 and all vessels acquired as part of the Trafigura Transaction are being accounted for as right of use assets under IFRS 16. The right of use asset depreciation for these vessels is approximately $0.2 million per MR per month and $0.3 million per LR2 per month. In addition to the leasehold interests acquired as part of the Trafigura Transaction, the Company also had three MRs and seven Handymax leases that were accounted for under IFRS 16 during the second quarter of 2020. The bareboat charters on two of these Handymax vessels expired in June of 2020 and a third expired in July 2020.

•
General and administrative expenses for the three months ended June 30, 2020, increased by $3.2 million to $18.7 million, from $15.5 million for the three months ended June 30, 2019. This increase was primarily driven by compensation expenses, including an increase in restricted stock amortization. General and administrative expenses in future periods are expected to reflect a similar run-rate to that which was incurred during the first six months of 2020.

•
Financial expenses for the three months ended June 30, 2020 decreased by $8.2 million to $39.1 million, from $47.3 million for the three months ended June 30, 2019. The decrease was primarily driven by significant decreases in LIBOR rates, which underpin all of the Company's variable rate borrowings, and which have collapsed since the onset of the COVID-19 pandemic.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2020	2019	2020	2019
Revenue
Vessel revenue	$346,239	$150,805	$600,407	$346,635

Operating expenses
Vessel operating costs	(79,758)	(68,776)	(161,221)	(138,152)
Voyage expenses	(2,906)	(1,328)	(7,125)	(1,622)
Charterhire	—	—	—	(4,399)
Depreciation - owned or sale leaseback vessels	(48,102)	(44,369)	(94,943)	(88,183)
Depreciation - right of use assets	(13,609)	(5,895)	(26,806)	(8,030)
General and administrative expenses	(18,747)	(15,528)	(36,010)	(31,240)
Total operating expenses	(163,122)	(135,896)	(326,105)	(271,626)
Operating income	183,117	14,909	274,302	75,009
Other (expense) and income, net
Financial expenses	(39,127)	(47,327)	(83,892)	(96,083)
Financial income	295	2,725	860	5,843
Other expenses, net	(344)	(27)	(702)	(13)
Total other expense, net	(39,176)	(44,629)	(83,734)	(90,253)
Net income / (loss)	$143,941	$(29,720)	$190,568	$(15,244)

Earnings / (Loss) per share

Basic	$2.63	$(0.62)	$3.48	$(0.32)
Diluted	$2.40	$(0.62)	$3.21	$(0.32)
Basic weighted average shares outstanding	54,827,479	48,148,885	54,747,345	48,109,924
Diluted weighted average shares outstanding (1)	61,593,958	48,148,885	61,801,095	48,109,924

(1)
The computation of diluted earnings per share includes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 for the three and six months ended June 30, 2020. The effect of potentially dilutive securities relating to the Company's Convertible Notes due 2022 was included in the computation of diluted earnings per share for the three and six months ended June 30, 2020 as their effect was dilutive under the if-converted method.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$250,592	$202,303
Accounts receivable	114,925	78,174
Prepaid expenses and other current assets	11,856	13,855
Inventories	9,806	8,646
Total current assets	387,179	302,978
Non-current assets
Vessels and drydock	4,062,574	4,008,158
Right of use assets	791,927	697,903
Other assets	83,688	131,139
Goodwill	11,539	11,539
Restricted cash	12,293	12,293
Total non-current assets	4,962,021	4,861,032
Total assets	$5,349,200	$5,164,010
Current liabilities
Current portion of long-term debt	$213,928	$235,482
Finance lease liability	126,275	122,229
Lease liability - IFRS 16	62,255	63,946
Accounts payable	17,373	23,122
Accrued expenses	33,663	41,452
Total current liabilities	453,494	486,231
Non-current liabilities
Long-term debt	1,009,565	999,268
Finance lease liability	1,141,108	1,195,494
Lease liability - IFRS 16	571,295	506,028
Total non-current liabilities	2,721,968	2,700,790
Total liabilities	3,175,462	3,187,021
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	652	646
Additional paid-in capital	2,848,623	2,842,446
Treasury shares	(467,057)	(467,057)
Accumulated deficit	(208,480)	(399,046)
Total shareholders' equity	2,173,738	1,976,989
Total liabilities and shareholders' equity	$5,349,200	$5,164,010

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2020	2019
Operating activities
Net income	$190,568	$(15,244)
Depreciation - owned or finance leased vessels	94,943	88,183
Depreciation - right of use assets	26,806	8,030
Amortization of restricted stock	15,355	13,860
Amortization of deferred financing fees	3,086	4,088
Write-off of deferred financing fees	313	275
Accretion of convertible notes	4,565	6,995
Accretion of fair value measurement on debt assumed in business combinations	1,742	1,827
	337,378	108,014
Changes in assets and liabilities:
Increase in inventories	(1,160)	(461)
(Increase) / decrease in accounts receivable	(36,748)	13,248
Decrease / (increase) in prepaid expenses and other current assets	1,998	(175)
Decrease / (increase) in other assets	666	(2,807)
(Decrease) / increase in accounts payable	(5,423)	1,186
(Decrease) / increase in accrued expenses	(4,616)	2,272
	(45,283)	13,263
Net cash inflow from operating activities	292,095	121,277
Investing activities
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(119,805)	(59,688)
Net cash outflow from investing activities	(119,805)	(59,688)
Financing activities
Debt repayments	(381,657)	(166,755)
Issuance of debt	318,194	—
Debt issuance costs	(9,706)	(1,288)
Principal repayments on lease liability - IFRS 16	(41,668)	(7,129)
Increase in restricted cash	—	(9)
Repayment of convertible notes	—	(2,266)
Gross proceeds from issuance of common stock	2,601	—
Equity issuance costs	(26)	(295)
Dividends paid	(11,739)	(10,279)
Repurchase of common stock	—	(1)
Net cash outflow from financing activities	(124,001)	(188,022)
Increase / (decrease) in cash and cash equivalents	48,289	(126,433)
Cash and cash equivalents at January 1,	202,303	593,652
Cash and cash equivalents at June 30,	$250,592	$467,219

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the six months ended June 30, 2020 and 2019
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$251,993	$71,821	$410,704	$185,068

Average Daily Results
TCE per day(2)	$29,693	$14,348	$26,250	$16,470
Vessel operating costs per day(3)	$6,407	6,351	$6,499	$6,414

LR2
TCE per revenue day (2)	$46,988	$16,974	$36,503	$19,948
Vessel operating costs per day(3)	$6,656	6,687	$6,699	$6,748
Average number of vessels	42.0	38.0	42.0	38.0

LR1
TCE per revenue day (2)	$35,794	$14,527	$28,701	$16,221
Vessel operating costs per day(3)	$6,891	$6,159	$6,785	$6,377
Average number of vessels	12.0	12.0	12.0	12.0

MR
TCE per revenue day (2)	$21,508	$13,436	$21,196	$14,594
Vessel operating costs per day(3)	$6,161	$6,148	$6,291	$6,235
Average number of vessels	62.0	48.0	61.4	48.2

Handymax
TCE per revenue day (2)	$17,698	$11,520	$20,117	$14,644
Vessel operating costs per day(3)	$6,359	$6,318	$6,548	$6,240
Average number of vessels	20.8	21.0	20.9	21.0

Fleet data
Average number of vessels	136.8	119.0	136.3	119.2

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, sale leaseback and bareboat chartered-in vessels (in thousands of U.S. dollars)	$56,319	$41,448	$119,805	$59,688

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of August 5, 2020

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Master	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
75	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
79	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
81	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
82	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
83	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
87	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
94	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes

	Vessel Name	Year Built		DWT	Ice class	Employment	Vessel type	Scrubber
97	STI Oxford	2015		109,999	—	SLR2P (4)	LR2	Yes
98	STI Lauren	2015		109,999	—	SLR2P (4)	LR2	Yes
99	STI Connaught	2015		109,999	—	SLR2P (4)	LR2	Yes
100	STI Spiga	2015		109,999	—	SLR2P (4)	LR2	Yes
101	STI Savile Row	2015		109,999	—	SLR2P (4)	LR2	Yes
102	STI Kingsway	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
103	STI Carnaby	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
104	STI Solidarity	2015		109,999	—	SLR2P (4)	LR2	Not Yet Installed
105	STI Lombard	2015		109,999	—	SLR2P (4)	LR2	Yes
106	STI Grace	2016		109,999	—	SLR2P (4)	LR2	Not Yet Installed
107	STI Jermyn	2016		109,999	—	SLR2P (4)	LR2	Not Yet Installed
108	STI Sanctity	2016		109,999	—	SLR2P (4)	LR2	Yes
109	STI Solace	2016		109,999	—	SLR2P (4)	LR2	Yes
110	STI Stability	2016		109,999	—	SLR2P (4)	LR2	Not Yet Installed
111	STI Steadfast	2016		109,999	—	SLR2P (4)	LR2	Yes
112	STI Supreme	2016		109,999	—	SLR2P (4)	LR2	Not Yet Installed
113	STI Symphony	2016		109,999	—	SLR2P (4)	LR2	Yes
114	STI Gallantry	2016		113,000	—	SLR2P (4)	LR2	Yes
115	STI Goal	2016		113,000	—	SLR2P (4)	LR2	Yes
116	STI Nautilus	2016		113,000	—	SLR2P (4)	LR2	Yes
117	STI Guard	2016		113,000	—	SLR2P (4)	LR2	Yes
118	STI Guide	2016		113,000	—	SLR2P (4)	LR2	Yes
119	STI Selatar	2017		109,999	—	SLR2P (4)	LR2	Yes
120	STI Rambla	2017		109,999	—	SLR2P (4)	LR2	Not Yet Installed
121	STI Gauntlet	2017		113,000	—	SLR2P (4)	LR2	Yes
122	STI Gladiator	2017		113,000	—	SLR2P (4)	LR2	Yes
123	STI Gratitude	2017		113,000	—	SLR2P (4)	LR2	Yes
124	STI Lobelia	2019		110,000	—	SLR2P (4)	LR2	Yes
125	STI Lotus	2019		110,000	—	SLR2P (4)	LR2	Yes
126	STI Lily	2019		110,000	—	SLR2P (4)	LR2	Yes
127	STI Lavender	2019		110,000	—	SLR2P (4)	LR2	Yes
128	Sky	2007		37,847	1A	SHTP (1)	Handymax	N/A	(5)
129	Steel	2008		37,847	1A	SHTP (1)	Handymax	N/A	(5)
130	Stone I	2008		37,847	1A	SHTP (1)	Handymax	N/A	(5)
131	Style	2008		37,847	1A	SHTP (1)	Handymax	N/A	(5)
132	STI Beryl	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(6)
133	STI Le Rocher	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(6)
134	STI Larvotto	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(6)

	Total owned, sale leaseback and bareboat chartered-in fleet DWT			9,324,548

	Leasehold newbuilding currently under construction
	Hull S471 - TBN STI Maximus	HVS	(7)	50,000			MR

	Total leasehold newbuilding product tankers DWT			50,000

Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber

Total Fleet DWT		9,374,548

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)
In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for two years at a bareboat rate of $6,300 per day. The agreement is expected to expire on March 31, 2021.

(6)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

(7)
The leasehold interest in this vessel was acquired from Trafigura in September 2019 as part of the Trafigura Transaction and this vessel is currently under construction at Hyundai-Vietnam Shipbuilding Co., Ltd. with delivery expected in the third quarter of 2020.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2019 and 2020 were as follows:

Date paid	Dividends per common share
March 2019	$0.100
June 2019	$0.100
September 2019	$0.100
December 2019	$0.100
March 2020	$0.100
June 2020	$0.100

On August 5, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share, payable on or about September 29, 2020 to all shareholders of record as of September 9, 2020 (the record date). As of August 5, 2020, there were 58,807,747 common shares of the Company outstanding.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, and Convertible Notes due 2022, which were issued in May and July 2018.
In July 2020, the Company repurchased $13.8 million aggregate principal amount of its Convertible Notes due 2022 at an average price of $882.23 per $1,000 principal amount, or $12.2 million.  No other securities were repurchased under this program during the second quarter of 2020 and through the date of this press release.
As of the date hereof, the Company has repurchased a total of $140.6 million of its securities under the Securities Repurchase Program and has the authority to purchase up to an additional $109.4 million of its securities. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 134 product tankers (42 LR2 tankers, 12 LR1 tankers, 62 MR tankers and 18 Handymax tankers) with an average age of 4.7 years. In addition, the Company will bareboat charter-in one MR tanker that is currently under construction and is scheduled to be delivered in September 2020. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Second Quarter of 2020 Financial Results Compared to the Second Quarter of 2019". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)

	For the three months ended June 30, 2020
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$143,941	$2.63		$2.40
Adjustment:
Deferred financing fees write-off	313	0.01		0.01
Adjusted net income	$144,254	$2.63	(1)	$2.40	(1)

There were no Non-IFRS adjustments to the Net Loss for the three months ended June 30, 2019.

	For the six months ended June 30, 2020
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$190,568	$3.48	$3.21
Adjustments:
Deferred financing fees write-off	313	0.01	0.01
Adjusted net income	$190,881	$3.49	$3.21	(1)

	For the six months ended June 30, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(15,244)	$(0.32)	$(0.32)
Adjustment:
Deferred financing fees write-off	275	0.01	0.01
Adjusted net loss	$(14,969)	$(0.31)	$(0.31)

(1) Summation differences due to rounding.

Reconciliation of Net Income / (Loss) to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2020	2019	2020	2019
Net income / (loss)	$143,941	$(29,720)	$190,568	$(15,244)
Financial expenses	39,127	47,327	83,892	96,083
Financial income	(295)	(2,725)	(860)	(5,843)
Depreciation - owned or finance leased vessels	48,102	44,369	94,943	88,183
Depreciation - right of use assets	13,609	5,895	26,806	8,030
Amortization of restricted stock	7,509	6,675	15,355	13,859
Adjusted EBITDA	$251,993	$71,821	$410,704	$185,068

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616